Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following communication was sent to all Baker Hughes employees on March 12, 2015:

Integration Update
To:	All Baker Hughes employees
From:	Belgacem Chariag, Chief Integration Officer
Date:	March 12, 2015

Please See Important Information at the End of This Announcement

Our focus: Integration planning and responding to regulatory requests

I wanted to bring you up to date on our integration planning progress, starting with our two immediate priorities:

•	Establishing and continuing to build the integration planning teams; and

•	Responding to regulatory requests.

At the same time, we are quickly approaching a major milestone—the stockholder meetings scheduled for March 27, 2015. For Baker Hughes, stockholders will vote on, among other related proposals, whether to adopt the merger agreement and thereby approve the merger. On the same day, Halliburton stockholders will vote on whether to approve the issuance of common stock as specified by the merger agreement.

Sharing philosophy, identifying what’s critical for Day 1

Currently, seven integration planning teams have been established. The teams are organized by area of responsibility and expertise. They include Finance, Human Resources, Information Technology, Communications, Supply Chain, Real Estate, and the “Quote to Cash” process. Formal meetings take place regularly with Halliburton with legal representation from both sides to ensure confidential and competitive information is not improperly shared.

The mandate for everyone is the same: get to know each other’s organizational structure, understand the processes and procedures driving each function, look for commonalities, and understand the critical components we need to have in place for Day 1 and thereafter.

We want to get it right from the start—and it is a complex undertaking. We are acting with speed on all counts, and we continue to expect the transaction to close in the second half of this year.

Meeting regulatory requests for information

A merger of this size requires extensive regulatory review. In the United States and abroad, various government agencies need to approve the transaction. As expected, the U.S. Department of Justice made a request for additional information on February 9. Our response to this request will take considerable time and effort from a number of people across both organizations. We are also completing regulatory filings and responding to requests for information from other jurisdictions around the world.

I can’t share any details beyond what I have just told you, but I can assure you that our work reflects a joint effort between us and Halliburton, and external legal counsel is an integral part of every discussion.

I also recognize there is a lot of speculation regarding which businesses might stay or go as a result of this transaction. That is only natural, but I ask you to refrain from rumors and hearsay. We will communicate the facts as soon as is appropriate. Remember that well-intentioned but misguided predictions could negatively influence others.

In closing, I urge you to maintain the strong momentum in our business going forward, and I appreciate your efforts to support this historic transaction. Remember, we remain vigorous competitors with Halliburton until the transaction closes.

I look forward to providing more updates in the months ahead.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated ("Baker Hughes") and Halliburton Company ("Halliburton"). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes' internet website at http://www.bakerhughes.com or by contacting Baker Hughes' Investor Relations Department by email at trey.clark@bakerhughes.com< or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton's internet website at http://www.halliburton.com or by contacting Halliburton's Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton's and Baker Hughes' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes' or Halliburton's stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton's operating efficiencies applied to Baker Hughes' products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company's future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton's September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers' business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes' and Halliburton's respective filings with the SEC and available through the SEC's Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes' and Halliburton's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes' forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.